SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated March 1, 2013

(Commission File No. 1-13202)

Nokia Corporation

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒  Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐  No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐  No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☒  No: ☒

Enclosures:

Nokia press release dated February 25, 2013: Nokia takes high-end innovation to new audiences at Mobile World Congress

Nokia Siemens Networks press release dated February 19, 2013: Nokia Siemens Networks appoints Samih Elhage as CFO

Nokia Siemens Networks press release dated February 24, 2013: Nokia Siemens Networks appoints Eva Elmstedt to lead services business

Confidential

PRESS RELEASE

February 25, 2013

Nokia takes high-end innovation to new audiences at Mobile World Congress

• Nokia Lumia 720 and Nokia Lumia 520 deliver high-end Lumia innovation to more affordable price points

• Nokia 105 and the Nokia 301 add aspirational Lumia experiences to mobile phones

• HERE expands its reach

• Developers gain access to exclusive Nokia technology

• Nokia and Microsoft sharpen focus on business customers

Barcelona, Spain — Today at Mobile World Congress, Nokia announced plans to extend high-end innovations to more people in more markets. Four new devices bring innovation to new price points, while Nokia’s HERE location suite becomes available for non-Nokia phones in the Windows Phone ecosystem. Nokia also announced new developer partnerships that use Nokia expertise in imaging, location and entertainment to deliver exclusive application experiences. Finally, Nokia and Microsoft are combining their strength in the enterprise sector to bring more business customers to Windows Phone.

“The momentum behind Nokia is gathering pace. The launches today reflect our commitment to broadening our devices and services portfolio to meet the demands of people and businesses around the globe,” said Stephen Elop, President and Chief Executive Officer of Nokia.

“By offering better experiences at a more affordable price we are reinventing the battle for affordable mobile devices, and Nokia has the building blocks to win.”

Nokia Lumia 720 and Nokia Lumia 520 expand Nokia’s Windows Phone 8 portfolio

The Nokia Lumia 720 delivers a high-end camera performance at a mid-range price point. A large f/1.9 aperture and exclusive Carl Zeiss optics are designed to deliver bright, clear pictures day and night, while the HD-quality, wide-angle front-facing camera makes taking pictures with friends and video calling more enjoyable. The sleek and stylish smartphone comes with the latest high-end Nokia Lumia experiences, including Nokia Music, the HERE location suite, and the option to add wireless charging with a snap-on wireless charging cover.

The Nokia Lumia 720 comes in five colors, with an estimated starting price of EUR 249 before taxes and subsidies. Rollout is planned to start in Hong Kong, Vietnam and Singapore in Q1 2013, before continuing into broader markets in Q2, including China as well as key markets in Europe, Asia, Africa and India.

The Nokia Lumia 520 is Nokia’s most affordable Windows Phone 8 smartphone, delivering experiences normally only found in high-end smartphones, such as the same digital camera lenses found on the flagship Nokia Lumia 920, Nokia Music for free music out of the box and even offline, and the HERE location suite. A four-inch super sensitive touchscreen makes for a more responsive and immersive content experience than can usually be found at this price.

The Nokia Lumia 520 comes in five colors, with an estimated starting price of EUR 139, before taxes and subsidies. Roll-out is planned to begin in Q1 2013 in Hong Kong and Vietnam, before expanding broadly in Q2 to markets in Europe, Asia — including China and India — Latin America and Africa. The Nokia Lumia 520 is also planned to roll out in the United States with T-Mobile.

Nokia also announced that following the launch of the Nokia Lumia 920T by China Mobile last year, the world’s biggest mobile operator would bring the Nokia Lumia 720 and the Nokia Lumia 520 to China. Further details on exact availability will be announced in due course.

Nokia’s official blog, Nokia Conversations, has additional information on the Nokia Lumia 720 and the Nokia Lumia 520.

Nokia 105 and the Nokia 301 add aspirational Lumia experiences to mobile phones

Nokia also unveiled the Nokia 105, its most affordable phone to date, and the Nokia 301, for more affordable Internet and email access, and camera experiences inspired by Nokia Lumia smartphones.

The Nokia 105 is the ideal device for the first-time phone buyer, featuring a bright color screen with clear menus and essentials like FM radio; multiple alarm clocks; speaking clock; a dust and splash-proof, pillowed key pad; and a flashlight. Its durability and up to 35-day battery life also make it ideal for people seeking a back-up device.

The Nokia 105 is available in black and cyan for a recommended price of EUR 15. It is planned to start rolling out in Q1 2013  and is expected to be gradually expanded to in China, Egypt, India, Indonesia, Nigeria, Russia, Vietnam and other markets in Africa, Middle East, Asia-Pacific and Europe.

The colorful Nokia 301 delivers elegant design and a bold color palette, with a fast, 3.5G Internet connection and Nokia Xpress Browser preloaded for up to 90 percent more data efficiency. It is the most affordable Nokia device to offer video streaming and also comes with new smart camera features, inspired by the digital camera lenses on the Nokia Lumia smartphones.

The Nokia 301 is available in cyan, black, magenta, yellow and white for a recommended price of EUR 65. It is planned to start rolling out in Q2 2013 and is expected to be available in more than 120 countries in Africa, Asia-Pacific, Europe, India, Middle East and Latin America.

Nokia Conversations has more on the Nokia 105 and Nokia 301.

HERE expands its reach

Nokia also announced that while HERE, its new brand for location experiences, will continue to offer first and best experiences on Lumia, HERE Maps, HERE Drive and HERE Transit would become available for non-Nokia Windows Phone smartphones in selected markets.

The new HERE Maps come with LiveSight™, Nokia’s set of augmented-reality technologies. LiveSight™ uses “sight” as a fundamentally new way to discover and navigate the world, recognizing what people see through their phone’s camera and layering that view with relevant, place-based information. LiveSight™ also powers Place Tag, a new digital lens introduced for Lumia today. Combining Nokia’s unique capabilities in location and imaging, Place Tag adds location stamps to photos with relevant information about pictured places.

Nokia Conversations has more on the HERE news.

Developers gain access to exclusive Nokia technology

Nokia announced that with more than 130 000 applications now available on Windows Phone, it is opening up its APIs in imaging, location and music to encourage developers to build unique and innovative application experiences for Lumia. New apps from Burton, GoPro and FourSquare are already taking advantage of these opportunities, while Nokia announced a new cooperation with

Dreamworks Animations SKG. The cooperation will see Dreamworks developers use Nokia APIs to deliver rich, interactive entertainment experiences, exclusively for Nokia devices, starting from the second half of 2013.

Nokia and Microsoft sharpen focus on business customers

Finally, Nokia and Microsoft are sharpening their focus on bringing business customers from competitor platforms to Windows Phone using the combined strength of Windows Phone 8 and the popular appeal of Nokia Lumia smartphones. In addition to announcing recent business wins, Nokia confirmed operators including Everything Everywhere, Elisa, Orange, Telstra and Vodafone are ranging Nokia Lumia smartphones as their business hero devices.

About Nokia
Nokia is a global leader in mobile communications whose products have become an integral part of the lives of people around the world. Every day, more than 1.3 billion people use their Nokia to capture and share experiences, access information, find their way or simply to speak to one another. Nokia’s technological and design innovations have made its brand one of the most recognized in the world. For more information, visit http://www.nokia.com/about-nokia.

Check out the current and upcoming MWC 2013 posts at Nokia Conversations.

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FORWARD-LOOKING STATEMENTS
It should be noted that Nokia and its business is exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the expected plans and benefits of our partnership with Microsoft to bring together complementary assets and expertise to form a global mobile ecosystem for smartphones; B) the timing and expected benefits of our strategies, including expected operational and financial benefits and targets as well as changes in leadership and operational structure; C) the timing of the deliveries of our products and services; D) our ability to innovate, develop, execute and commercialize new technologies, products and services; E) expectations regarding market developments and structural changes; F) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of our products and services; G) expectations and targets regarding our operational priorities and results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) the outcome of pending and threatened litigation and regulatory proceedings; J) expectations regarding the successful completion of restructurings, investments, acquisitions and divestments on a timely basis and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, acquisitions and divestments; and K) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “aim”, “plans,” “intends,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties, that could cause these differences include, but are not limited to:  1) our success in the smartphone market, including our ability to introduce and bring to market quantities of attractive, competitively priced Nokia products that operate on the Windows Phone operating system that are positively differentiated from our competitors’ products, both outside and within the Windows Phone ecosystem; 2) our ability to make Nokia products that operate on the Windows Phone operating system a competitive choice for consumers, and together with Microsoft, our success in encouraging and supporting a competitive and profitable global ecosystem for Windows Phone products that achieves sufficient scale, value and attractiveness to all market participants; 3) reduced demand for, and net sales of, Nokia Lumia products that operate on the Windows Phone 7 operating system as a result of increasing availability of Nokia Lumia products with the new Windows Phone 8 operating system; 4) the expected continuing decline of sales of Symbian devices and the significantly diminishing viability of the Symbian smartphone platform; 5) our ability to produce attractive and competitive devices in our Mobile Phones business unit including feature phones and devices with more smartphone-like features such as full touch devices, in a timely and cost efficient manner with differentiated hardware, software, localized services and applications; 6) our ability to effectively and timely implement planned changes to our operational structure, including the planned restructuring measures, and to successfully complete the planned investments, acquisitions and divestments in order to improve our operating model and achieve targeted efficiencies and reductions in operating expenses as well as our ability to accurately estimate the related restructuring charges and restructuring related cash outflows;  7) our future sales performance, among other factors, may require us to recognize allowances related to excess component inventory, future purchase commitments and inventory write-offs in our Devices & Services business;  8) our ability to realize a return on our investment in next generation devices, platforms and user experiences; 9) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 10) our ability to retain, motivate, develop and recruit appropriately skilled employees; 11) the success of our Location & Commerce strategy, including our ability to establish a successful location-based platform, extend our location-based services across devices and operating systems, provide support for our Devices & Services business and create new sources of revenue from our location-based services and commerce assets; 12) our actual performance in the short-term and long-term could be materially different from our forecasts, which could impact future estimates of recoverable value of our reporting units and may result in impairment charges; 13) our success in collaboration and partnering arrangements with third parties, including Microsoft; 14) our ability to increase our speed of innovation, product development and execution to bring new innovative and competitive mobile products and location-based or other services to the market in a timely manner; 15) our dependence on the development of the mobile and communications industry, including location-based and other services industries, in numerous diverse markets, as well as on general economic conditions globally and regionally; 16) our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies and our ability to maintain the existing sources of intellectual property related income or establish new such sources; 17) our ability to maintain and leverage our traditional strengths in the mobile product market if we are unable to retain the loyalty of our mobile operator and distributor customers and consumers as a result of the implementation of our strategies or other factors; 18) the success, financial condition and performance of our suppliers, collaboration partners and customers; 19) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and services; 20) our ability to source sufficient amounts of fully functional quality components, sub-assemblies, software and services on a timely basis without interruption and on favorable terms, particularly as we ramp our new Lumia smartphone devices; 21) our ability to manage our inventory and timely adapt our supply to meet changing demands for our products, particularly as we ramp our new Lumia smartphone devices; 22) any actual or even alleged defects or other quality, safety and security issues in our products; 23) the impact of a cybersecurity breach or other factors leading to any actual or alleged loss, improper disclosure or leakage of any personal or consumer data collected by us or our partners or subcontractors, made available to us or stored in or through our products; 24) our ability to successfully manage the pricing of our products and costs related to our products and operations; 25) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 26) our ability to protect the technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services; 27) the impact of economic, political, regulatory or other developments on our sales, manufacturing facilities and assets located in emerging market countries; 28) the impact of changes in government policies, trade policies, laws or regulations where our assets are located and where we do business; 29) the potential complex tax issues and obligations we may incur to pay additional taxes in the various jurisdictions in which we do business and our actual or anticipated performance, among other factors, could result in allowances related to deferred tax assets; 30) any disruption to information technology systems and networks that our operations rely on, which may be for instance caused by our inability to successfully and smoothly implement our plans to streamline our IT organization including the transfer of some activities and employees to strategic partners; 31) unfavorable outcome of litigations and regulatory proceedings;  32) allegations of possible health risks from electromagnetic fields generated by base stations and mobile products and lawsuits related to them, regardless of merit; 33) Nokia Siemens Networks ability to implement its new strategy and restructuring plan effectively and in a timely manner to improve its overall competitiveness and profitability; 34) Nokia Siemens Networks’ success in the mobile broadband and services market and Nokia Siemens Networks’ ability to effectively and profitably adapt its business and operations in a timely manner to the increasingly diverse service needs of its customers; 35) Nokia Siemens Networks’ ability to maintain or improve its market position or respond successfully to changes in the competitive environment; 36) Nokia Siemens Networks’ liquidity and its ability to meet its working capital requirements; 37) Nokia Siemens Networks’ ability to timely introduce new competitive products, services, upgrades and technologies; 38) Nokia Siemens Networks’ ability to execute successfully its strategy for the acquired Motorola Solutions wireless network infrastructure assets; 39) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 40) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 41) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks; and 42) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks, as well as the risk factors specified on pages 13-47 of Nokia’s annual report on Form 20-F for the year ended December 31, 2011 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

www.nokia.com

Press Release

Espoo, Finland — February 19, 2013

Nokia Siemens Networks appoints Samih Elhage as CFO

Nokia Siemens Networks has appointed Samih Elhage as its chief financial officer. Elhage, who was previously the company’s chief operating officer, will continue to report to CEO Rajeev Suri as a member of the company’s Executive Board. Elhage replaces Marco Schroeter, who leaves Nokia Siemens Networks with immediate effect.

“Samih has made significant contributions in his role as chief operating officer and is well prepared to step into the role of CFO,” said Suri. “He has deep commercial skills and a strong command of company financials - competencies built over the years as an operating executive at Nortel and as a senior advisor to leading private equity and global management consulting firms.”

Elhage joined Nokia Siemens Networks in March 2012. He has been instrumental in driving the company’s restructuring: strengthening operational efficiency; improving performance management; and enhancing accountability and discipline at all levels of the company. With Elhage’s move to become CFO, the chief operating officer role will be discontinued.

Elhage has more than 23 years of telecommunications experience in both financial and operational roles. Immediately prior to joining Nokia Siemens Networks, he served as a senior advisor to leading private equity and global management consulting firms, focusing on investments and improving the operating performance of companies in the telecommunications sector. Prior to these advisory positions, until August 2010, Elhage held a number of leadership roles at Nortel, including president of Carrier Voice over IP and Applications Solutions, and vice president of Corporate Business Operations.

Marco Schroeter, who joined the company in March 2011, was part of the team leading the successful restructuring of Nokia Siemens Networks. “Marco played a key role in stabilizing our financial situation and delivering our recent, very strong, financial performance,” said Suri. “He has my thanks for all his contributions and I wish him well in the next steps of his career.”

About Nokia Siemens Networks

Nokia Siemens Networks is the world’s specialist in mobile broadband. From the first ever call on GSM, to the first call on LTE, we operate at the forefront of each generation of mobile technology. Our global experts invent the new capabilities our customers need in their networks. We provide the world’s most efficient mobile networks, the intelligence to maximize the value of those networks, and the services to make it all work seamlessly.

With headquarters in Espoo, Finland, we operate in over 100 countries and had net sales of approximately 13.8 billion euros in 2012. http://www.nokiasiemensnetworks.com

Nokia Siemens Networks

Media Relations

PO Box 1

FI-02022 Nokia Siemens Networks

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Media Enquiries

Nokia Siemens Networks

Media Relations

Phone: +358 7140 02869

E-mail: mediarelations@nsn.com

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Press Release

Espoo, Finland – February 24, 2013

Nokia Siemens Networks appoints Eva Elmstedt to lead services business

Eva Elmstedt has been appointed to lead the services business at Nokia Siemens Networks, effective June 1, 2013. Elmstedt will report to CEO Rajeev Suri and join the company’s executive board. She will be based in Munich, Germany.

Elmstedt joins Nokia Siemens Networks from Ericsson, where she recently held the role of Vice President, Product Related Services responsible for network implementation, care services and optimization services. In this role she was responsible for a significant portion of Ericsson’s revenue, managed a large, global organization, and drove significantly improved revenue and profitability. Before that role, Elmstedt held a number of other senior roles at Ericsson and was responsible for Customer Support and IT Service Delivery.

“Having competed against Eva in the past, I am particularly pleased to now have her as a member of the Nokia Siemens Networks team,” said Suri. “She has both depth and drive, and I look forward to her taking our powerful Services organization to the next level, ensuring we have a strong, profitable business.”

Nokia Siemens Networks services business provides expertise - in the form of business analysts and engineers - using innovative tools and processes to ensure mobile broadband networks are installed, managed, and operate efficiently, and deliver a superior experience for people using those networks. The company manages 750 million subscribers at 190 operators and close to 2 million network elements. Through remote site integration it puts one site on air every 100 seconds, which is an industry record.

Eva has approximately 30 years of Telecom and IT experience. In addition to her experience in the telecommunications infrastructure and services sector, Eva has also held leadership roles on the operator side, including chief information officer of 3 Scandinavia. Before that, she spent many years in the IT sector including ten years with IBM where she held several senior positions in consulting and management.

Elmstedt holds a Bachelors degree in computer science and economics from Indiana University of Pennsylvania (USA) and Stockholm School of Economics (Sweden). She is a co-author of two books about IT and Leadership. Elmstedt, 52, is a Swedish citizen and married with 2 children.

The previous head of services, Bosco Novak, left the company at the end of 2012 and the organization has since been operating under interim leadership.

About Nokia Siemens Networks

Nokia Siemens Networks is the world’s specialist in mobile broadband. From the first ever call on GSM, to the first call on LTE, we operate at the forefront of each generation of mobile technology. Our global experts invent the new capabilities our customers need in their

Nokia Siemens Networks

Media Relations

PO Box 1

FI-02022 Nokia Siemens Networks

1

networks. We provide the world’s most efficient mobile networks, the intelligence to maximize the value of those networks, and the services to make it all work seamlessly.

With headquarters in Espoo, Finland, we operate in over 100 countries and had net sales of approximately 13.8 billion euros in 2012. http://www.nokiasiemensnetworks.com

Media Enquiries

Nokia Siemens Networks

Media Relations

Phone: +358 7140 02869

E-mail: mediarelations@nsn.com

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2013		Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal